Earnings Release 1Q21 results 2 9 A P R I L 2 0 2 1 STRONG PERFORMANCE ACROSS THE GROUP SEES VEON RAISE FULL YEAR GUIDANCE

2

Earnings Release
1Q21 results

VEON

Amsterdam (29 April 2021) - VEON Ltd. (VEON) announces results for the first quarter ended 31 March 2021:

1Q21 HIGHLIGHTS:

- Acceleration of Group revenue and EBITDA growth on a local currency basis despite one less day in 1Q21 compared to 1Q20
- Beeline Russia reporting full quarter growth, with 1Q21 revenues up 1.4% YoY with one less trading day
- Ukraine, Kazakhstan and Pakistan in aggregate reporting +13.4% YoY revenue growth, beating their inflation rate
- Digital services continue to expand their reach, with more than 23 million monthly active users across our products
- Continued progress in optimizing our capital structure with a lower cost of debt and lengthened maturities for our funding
- FY2021 guidance increased to mid-single-digit revenue and EBITDA local currency growth, from previous guidance of low to mid-single-digit revenue and EBITDA local currency growth

- Q1 results at upper end of full-year guidance. The 4.3% YoY growth in Group total revenues in local currency in 1Q21 indicates an acceleration of growth, following 1.4% YoY growth that the Group recorded in 4Q20. Reported revenues declined 5.1% due to currency headwinds. In Russia we saw further improvement in revenue trends, with 1Q21 YoY local currency growth of 1.4% being the third successive quarter of improving revenue trends.
- Group EBITDA increased by 4.4% YoY in local currency terms, while reported Group EBITDA declined 4.9% YoY due to adverse currency movements. This solid local currency result was driven by Ukraine (+15.3%), Kazakhstan (+12.4%) and Pakistan (+8.1%). In Russia, the business reported a YoY decline in local currency EBITDA of 4.8%, a marked improvement over the -11.9% YoY EBITDA reported in 4Q20.
- We successfully implemented our investment plans, with total operational capex of USD 425 million, bringing our 12-month capex intensity to 24.7%, supporting the continued expansion of our 4G customer base during the period. The combined 4G population coverage of our operating companies reached 75.9%, an increase of 10.9pp YoY.
- The Group's 4G user base increased by 21.4 million YoY and 6.3 million QoQ, driven by targeted network investments and other customer care measures, resulting in total 4G users of 86.8 million. 4G subscriber penetration was at 40.8% at quarter-end. The Group also recorded a QoQ increase in its total subscribers, which grew by 3.6 million in 1Q21 to 212.7 million.
- Mobile data revenues for the period increased by 13.6% YoY in local currency (3.8% reported), driven by the growth in 4G users with correspondingly higher ARPUs. This growth trend in 4G users is expected be a key tailwind for the Group over the next few years, driving further growth in data revenues.
- VEON's digital businesses continued to expand customer reach. JazzCash closed the quarter with 14.0 million monthly active users (+78.8% YoY), Toffee TV in Bangladesh reached 3.3 million monthly active users from launch in November 2019 and Beeline TV had 2.9 million monthly active users (+28% YoY) in 1Q21.
- We closed 1Q21 with net debt of USD 8.3bn (including lease liabilities), corresponding to a net debt/EBITDA ratio of around 2.4x. These figures include the impact of the Pakistan put option as we settled the USD 272.5m payment and cash capex costs of approximately USD 572m. Over the past 12 months, the Group's cost of debt (excluding leases) reduced to 5.9% from 6.8%, while debt maturity increased to 3.4 years, from 2.3 years.

KEY RECENT DEVELOPMENTS

- The Group completed its acquisition of the 15% minority stake in its Pakistan operating business for USD 272.5 million
- Sergi Herrero is to step down as co-CEO, effective 30 June 2021
- Alex Bolis and Dmitry Shvets appointed to Group leadership team
- USD 1.25 billion multi-currency revolving credit facility agreement concluded
- Banglalink successfully acquired 9.4MHz frequency in spectrum auction
- VEON's Mobilink Microfinance Bank won prestigious Diversity & Inclusion CSR Award

The non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency trends, ARPU, are defined in Attachment A "Definitions" on page 18. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 4.

3

Earnings Release
1Q21 results

Kaan Terzioğlu and Sergi Herrero commented on 1Q21 results:

Kaan Terzioğlu:

"The momentum behind the good work done during 2020 has continued into this first quarter as the Group returned to year-over-year organic growth, continuing the positive monthly trend we saw in December 2020. A key driver of this was the strong growth of our 4G customers, now reaching 41% of our total base, a 10 percentage-point growth over the past year. I am encouraged to see the increase in users who consume our digital applications on our improving networks as they deepen their engagement with our brands. I am also particularly pleased that Beeline Russia reported positive revenue growth in local currency terms for the full quarter as we continue to execute on our turnaround strategy.

We will be executing on our growth strategy with a revised leadership structure in the coming period and I would like to thank Sergi Herrero for his contribution to the Group over the past 18 months, in particular the development of our digital businesses across our markets. I wish Sergi all the best in his future endeavors."

Sergi Herrero:

"Our digital platforms have continued to perform strongly in the period, with some good milestones across our JazzCash business in particular. I remain excited about the longer-term prospects for our digital businesses across our various operations. In the quarter we have seen Kazakhstan, Ukraine and Pakistan return towards their historic trend growth levels, with double-digit growth in local currency terms. I expect see ongoing positive momentum from these markets in the coming quarter. Cost efficiency across the operations remains a key focus in our new decentralized model, which is positive for shareholder value going forward as we continue to optimize our operations.

It has been a pleasure working together with Kaan over the past 18 months as co-CEO of the company. Over this time with the support of the Board, we have made good strides in developing new growth areas for the business. I look forward to remaining actively engaged with VEON as it continues to build value across our businesses."

KEY FIGURES

- **1Q21 Revenue:** USD 1,989 million, -5.1% YoY on a reported basis due to currency movements; accelerating growth +4.3% YoY in local currency, with solid growth in Ukraine, Kazakhstan, Pakistan revenues and improving trends in Russia
- **1Q21 EBITDA:** USD 875 million, -4.9% YoY on a reported basis due to currency movements; improving trends +4.4% YoY in local currency terms driven by the increase in Ukraine, Kazakhstan and Pakistan EBITDA, as well as continued cost optimization at HQ
- **1Q21 Operational Capex:** Strong capex execution of USD 425 million, with rolling 12-month capex intensity of 24.7%, in line with our guidance
- **Solid capital structure in 1Q21:** leverage level at 2.4x including lease liabilities (2.1x excluding lease liabilities); total cash and undrawn committed credit lines at USD 2.5 billion; average cost of debt of 5.9% and average debt maturity extended to 3.4 years
- **1Q21 profit for the period:** USD 138 million, 15.1% YoY

USD million	1Q21	1Q20	YoY reported	YoY local currency[1]
Total Revenue, of which	1,989	2,097	(5.1%)	4.3%
mobile and fixed service revenue	1,853	1,978	(6.3%)	2.9%
of which mobile data revenue	687	662	3.8%	13.6%
EBITDA	875	920	(4.9%)	4.4%
EBITDA margin (EBITDA /total revenue)	44.0%	43.9%	0.1p.p.	0.1p.p.
Net income/(loss) for the period	138	120	15.1%	
Net income/(loss) for the period attr. to VEON shareholders	129	108	19.8%	
Operational Capex	425	368	15.4%	
LTM Operational Capex / LTM Revenue	24.7%	19.5%	5.2p.p.	
Equity Free Cash Flow	(14)	109	n/m	
Net Debt	8,325	7,741	0.1p.p.	
Net Debt / LTM EBITDA	2.4	2.0		
Total mobile customers (millions)	212.7	210.9	0.9%	
4G subscribers (3 month active) (millions)	86.8	65.4	32.8%	
4G customer base penetration (3 months active), %	40.8%	31.0%	9.8p.p.	
4G smartphone users (3 months active) (millions)	100.4	84.9	18.2%	
4G smartphone penetration (3 months active), %	47.2%	40.3%	6.9p.p.	
4G coverage, %	75.9%	65.0%	10.9p.p.	
Total fixed-line broadband customers (millions)	4.5	4.3	5.9%	

Note: in the above table YoY local currency calculated excluding Armenia from 1Q20 results (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

The non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency trends, ARPU, are defined in Attachment A "Definitions" on page 18. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 4.

Earnings Release 1Q21 results CONTENTS KEY RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 GROUP PERFORMANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 COUNTRY PERFORMANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 CONFERENCE CALL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 5 ATTACHMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 7 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All comparisons are on a year on year (YoY) basis unless otherwise stated. The non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures, Capex Intensity, local currency year on year change, ARPU are defined in Appendix A. The non-IFRS measures disclosed in the document, i.e. EBITDA, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures, local currency year on year change, are reconciled to the comparable IFRS measures in Attachment C. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 29 October 2020, VEON announced the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20. Local currency year-on-year trends for 1Q21 disclosed in this earnings release exclude the impact of foreign currency movements (see full definition in Attachment A) and exclude non-recurring item – the sale of Armenia operations.

5 Earnings Release 1Q21 results KEY RECENT DEVELOPMENTS FY2021 guidance increased VEON increases its FY2021 guidance to mid-single-digit revenue and EBITDA local currency growth, from low to mid-single-digit revenue and EBITDA local currency growth; Capex intensity guidance for FY 2021 remains at 22-24%. Acquisition of 15% minority stake in Pakistan for USD 272.5 million completed On 22 March 2021, VEON successfully concluded the acquisition of the 15% minority stake in PMCL, the operating company of Pakistan’s leading mobile operator, Jazz, from the Dhabi Group for USD 272.5 million. This transaction follows the Dhabi Group’s exercise of its put option announced on 28 September 2020 and gives VEON 100% ownership of PMCL. This simplifies and streamlines the Group’s governance over its assets in Pakistan and enables VEON to capture the full value of this growing business, including future dividends paid by PMCL. Sergi Herrero to step down as co-CEO effective 30 June 2021 In April 2021, VEON announced changes to its leadership structure. Co-CEO Sergi Herrero, who joined the company in September 2019, will be stepping down as co-CEO effective 30 June 2021. Sergi is expected to continue advising the company, in particular with respect to the VEON Ventures businesses with the focus on generating value in high growth areas. Kaan Terzioğlu will continue in his role as CEO of VEON Ltd. with overall responsibility for corporate matters and the general operations of the Group. Alex Bolis and Dmitry Shvets appointed to Group leadership team Alex Bolis joined VEON on 1 April 2021 as Group Head of Corporate Strategy, Communications and Investor Relations following a long career at Telecom Italia S.p.A. where he held the roles of Group Treasurer, Head of Investor Relations and Strategic Advisor to the CEO. Alex also spent more than 10 years in investment banking. Dmitry Shvets joined VEON on 15 April 2021 as Group Head of Portfolio Management, a new role that includes oversight of VEON’s Performance Management and M&A teams. Dmitry has a private equity background and joins VEON from TPG Capital where he was Head of Russia and CIS. USD 1.25 billion multi-currency revolving credit facility agreement concluded On 9 March 2021, VEON entered into a new multi-currency revolving credit facility agreement (‘RCF’) of USD 1.25 billion for VEON Holdings B.V. (‘VEON Holdings’). The RCF replaced the existing revolving credit facility signed in 2017. The RCF has an initial tenor of three years, with VEON Holdings having the right to request two one-year extensions, subject to lender consent. International banks from Asia, Europe and the US have committed to the RCF. VEON Holdings will have the option to make each drawdown in either U.S. dollars or euro. Banglalink successfully acquires 9.4MHz frequency in spectrum auction On 8 March 2021, VEON’s operating company in Bangladesh, Banglalink, acquired 4.4MHz spectrum in the 1800MHz band and 5MHz spectrum in the 2100MHz band following successful bids at an auction held by the Bangladesh Telecommunication Regulatory Commission. The allotment of the license to Bangladesh took place in April 2021. The newly acquired spectrum will see Banglalink increase its total spectrum holding from 30.6MHz to 40MHz, enabling it to retain the leading position among all private operators in Bangladesh in terms of spectrum provided per subscriber. Banglalink will invest approximately BDT1,000 crore (USD115m) to purchase the spectrum, which is one of the largest investments made by an operator in the country in recent times. The increased spectrum holding is expected to enable Banglalink to bolster its efforts for nationwide 4G expansion. VEON’s Mobilink Microfinance Bank wins prestigious Diversity & Inclusion CSR Award On 22 February 2021, VEON announced that its digital bank in Pakistan, Mobilink Microfinance Bank (MMBL), won a CSR award as a ‘Diversity & Inclusion Leader’ for its Humqadam initiative at the 10th Annual CSR Summit in Pakistan. Humqadam, MMBL’s flagship sustainability initiative, helps people with disabilities develop essential digital and financial skills to support them in the corporate world. Humqadam trainees are given the opportunity to work across multiple MMBL departments based on their skillsets. During this rotation, they undergo an intensive three- month training program, undertake projects and receive mentoring from team leaders.

6 Earnings Release 1Q21 results GROUP PERFORMANCE The recovery in Group revenue and EBITDA in local currency terms achieved during the second half of 2020 accelerated in 1Q21. In 1Q20, our operations continued to face the impact of the COVID-19 pandemic, as second and third infection waves affected several of our markets and caused lockdowns to be reintroduced. However, the adjustments we have made to our business operations, including the greater use of digital channels to engage with our customers, helped Group performance, underscoring the resilience of our operating companies despite the restrictions that remain in place. While all our countries are still facing travel restrictions, which negatively impact roaming revenues, demand for our data services remained strong, enabling us to continue to grow our data revenues at a double-digit pace. In several our markets we see strong growth in fixed-line services, as our customers continue to work remotely. In 1Q21, in local currency terms, Group revenue increased by 4.3% YoY, driven by robust growth in mobile data revenues (+13.6% YoY). EBITDA followed revenues higher, increasing by 4.4% YoY in local currency terms. Currency movements adversely affected reported Group revenue and EBITDA, declining by 5.1% and 4.9% respectively. Ukraine, Kazakhstan and Pakistan led the Group’s recovery, each delivering double-digit local currency revenue growth, comfortably above local rates of inflation. Russia saw a further improvement in revenue trends for the third successive quarter, with total revenue increasing by 1.4% YoY in local currency terms, aided by continued expansion in Beeline’s 4G customer base (+11.8% YoY) and an accompanying increase in ARPU (+5.8% YoY). This 4G customer trend was reflected at the Group level, where our 4G subscriber numbers rose by 21.4 million YoY to reach 86.8 million, or around 41% of the Group’s total mobile customers. The Group maintained its resolute focus on investing in the expansion of our 4G networks during the quarter, which now reach 75.9% of the 680 million combined population of our nine operating markets, compared with 65% in 1Q20. Group capex rose by 15.4% YoY, as a consequence, to USD 425 million, corresponding to capex intensity of 24.7%. Continued investment in our digital capabilities and services remained a key strategic focus throughout the quarter, helping us to grow our digital users significantly. Our market-leading digital financial service JazzCash ended the quarter with 14 million monthly active users, a rise of 78.8% YoY. Toffee in Bangladesh now serves 3.3 million monthly active users (+28% YoY) and our digital mobile operator in Kazakhstan, Izi, surpassed a significant milestone to end the quarter with 54,000 monthly active users, a rise of 362% YoY. In 1Q21, we finalized arrangements to purchase our minority partner’s stake in our business in Pakistan for USD 272.5 million. This results in the Group now wholly owning Pakistan’s leading mobile operator, Jazz. Despite this cash payment and a rise in cash capex, Group leverage ended the quarter at 2.4x, in line with the Group’s medium-term target of 2.4x. Reflecting the encouraging upward progress in financial performance, we have increased Group guidance for FY 2021 in relation to local currency performance in revenue and EBITDA. We now anticipate mid-single-digit growth in both local currency revenue and EBITDA for the financial year, versus our previous guidance of low to mid-single-digit growth in local currency terms in each. The Capex intensity target of 22-24% remains unchanged. With regards our plans to separate out our infrastructure assets, in our two largest tower markets, Russia and Pakistan we have separate legal entities in place that hold the tower assets. In Ukraine and Bangladesh, the teams are also making progress in this regard.

7
Earnings Release
1Q21 results

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	1Q21	1Q20	YoY reported	YoY local currency
Total revenue	1,989	2,097	(5.1%)	4.3%
Service revenue	1,853	1,978	(6.3%)	2.9%
EBITDA	875	920	(4.9%)	4.4%
EBITDA margin	44.0%	43.9%	0.1p.p.	0.1p.p.
Depreciation, amortization, impairments and other	(498)	(514)	3.1%	
EBIT (Operating Profit)	378	407	(7.1%)	
Financial income and expenses	(164)	(198)	17.3%	
Net foreign exchange (loss)/gain and others	10	(28)	137.0%	
Other non operating gains / losses	5	15	(68.2%)	
Profit before tax	229	195	17.2%	
Income tax expense	(92)	(76)	(20.5%)	
Profit/(Loss) for the period	138	120	15.1%	
Of which Profit/(Loss) attributable to non-controling interest	8	12	(28.5%)	
Of which Profit/(Loss) attributable to VEON shareholders	129	108	19.8%	

	1Q21	1Q20	YoY reported
Operational capex	425	368	15.4%
Capex intensity (LTM Operational capex/revenue)	24.7%	19.5%	5.2p.p.

Note: in the above table YoY local currency calculated excluding Armenia from 1Q20 results (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

For discussion on EBITDA performance please refer to the "Group performance" section.

Depreciation, amortization, impairments and other decreased by 3.1% YoY due to the devaluation of local currencies against the US dollar. No significant impairment charges were recorded in 1Q21.

Financial income and expenses decreased YoY from negative USD 198 million in 1Q20 to negative USD 164 million in 1Q21 as a result of our financing activities during last twelve months, which decreased our average cost of debt by 0.9p.p.

Income tax expense increased by 20.5% YoY, mainly due to increased profitability of operational companies. There were no material changes in income tax rates across our geographies in 1Q21 compared to previous periods.

The Group recorded **profit for the period of USD 138 million**, an increase of 15.1% YoY, primarily due to the net foreign exchange gains recorded in 1Q21 compared to the net foreign exchange losses recorded in the same period last year.

Operational capex was USD 425 million in 1Q21, up from the USD 368 million recorded in 1Q20, mainly due to VEON's continued focus on its 4G network investment program. Capex intensity was 24.7% in 1Q21.

8
Earnings Release
1Q21 results
VEON

FINANCIAL POSITION & CASH FLOW

USD million	1Q21	4Q20	QoQ
Total assets	14,306	14,551	(1.7%)
Shareholders' equity	298	163	82.9%
Gross debt	9,519	9,582	(0.7%)
Gross debt (excl. lease liabilities)	7,611	7,702	(1.2%)
Net debt	8,325	7,987	4.2%
Net debt (excl.lease liabilities)	6,419	6,108	5.1%
Net debt/LTM EBITDA	2.4	2.3	

USD million	1Q21	1Q20	YoY
Net cash from/(used in) operating activities	597	626	(29)
Net cash from/(used in) investing activities	(580)	(495)	(85)
Net cash from/(used in) financing activities	(423)	124	(547)

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Gross debt was broadly stable in 1Q21 compared to 4Q20. During 1Q21 VEON secured several facilities. At the Group level, VEON Holdings signed a new USD 1.25 billion RCF and amended and restated the RUB 30 billion bilateral facility with Alfa Bank and increased it to RUB 45 billion (equivalent of USD 0.6 billion). Jazz signed a PKR 15 billion syndicated facility and a PKR 5 billion bilateral facility (equivalent of USD 0.13 billion in total). Kyivstar signed an uncommitted three-year facility with Citi of UAH 1.35 billion and upsized its facility with OTP Bank by UAH 250 million (equivalent of USD 0.05 billion in total).

Net debt (excluding lease liabilities) increased QoQ in 1Q21 to USD 6,419 million due to the minority stake acquisition in Pakistan. In March 2021, VEON successfully concluded the acquisition of the 15% minority stake in PMCL, its operating company in Pakistan, from the Dhabi Group for USD 272.5 million. This transaction follows the Dhabi Group's exercise of its put option in September 2020 and gives VEON 100% ownership of PMCL. The transaction is presented within 'Acquisition of non-controlling interest' within the Consolidated Statement of Cash Flows. The Bangladesh spectrum acquisition in 1Q21 did not have a material impact on the 1Q21 cash outflow: Banglalink paid 25% of the fees as per the payment terms; the remaining 75% will be paid in five annual installments.

Net cash from operating activities declined in 1Q21 against the previous year mainly due to negative foreign exchange headwinds in EBITDA that offset positive operational dynamics, as well as lower interest expenses.

Net cash flow used in investing activities was USD 580 million in 1Q21, increasing YoY, as a result of investment activities related to the Group's investment in high-speed data networks and the acceleration of a network deployment program in Russia in particular.

Net cash used in financing activities was USD 423 million in 1Q21, primarily due to minority stake acquisition in Pakistan for USD 272.5 million, payments related to lease liabilities (principal amount) of USD 73 million and net repayment of borrowings of USD 77 million.

9
Earnings Release
1Q21 results

COUNTRY PERFORMANCE

- Russia
- Pakistan
- Ukraine
- Kazakhstan
- Uzbekistan, Algeria and Bangladesh

Key figures by countries

USD million	1Q21	1Q20	YoY reported	YoY local currency
Total revenue	1,989	2,097	(5.1%)	4.3%
Russia	920	1,020	(9.8%)	1.4%
Pakistan	347	316	9.8%	11.7%
Ukraine	245	238	3.0%	15.0%
Algeria	159	185	(14.0%)	(5.1%)
Bangladesh	135	137	(1.4%)	(1.6%)
Kazakhstan	128	118	8.7%	16.9%
Uzbekistan	45	55	(17.6%)	(9.2%)
Other	18	37	(50.6%)	(4.5%)
HQ and Eliminations	(8)	(9)	6.4%	
Service revenue	1,853	1,978	(6.3%)	2.9%
Russia	821	933	(12.0%)	(1.0%)
Pakistan	318	293	8.4%	10.3%
Ukraine	243	236	3.1%	15.1%
Algeria	159	184	(13.8%)	(4.9%)
Bangladesh	132	134	(1.5%)	(1.7%)
Kazakhstan	124	116	7.0%	15.1%
Uzbekistan	45	54	(17.2%)	(8.7%)
Other	18	35	(49.2%)	(4.5%)
HQ and Eliminations	(8)	(9)	5.6%	
EBITDA	875	920	(4.9%)	4.4%
Russia	361	427	(15.6%)	(4.8%)
Pakistan	156	147	6.2%	8.1%
Ukraine	167	161	3.4%	15.3%
Algeria	68	81	(15.9%)	(7.1%)
Bangladesh	55	59	(5.9%)	(6.2%)
Kazakhstan	66	63	4.6%	12.4%
Uzbekistan	22	25	(12.1%)	(3.1%)
Other	6	14	(55.9%)	(25.7%)
HQ and Eliminations	(26)	(57)	54.8%	
EBITDA Margin	44.0%	43.9%	0.1p.p.

10

Earnings Release
1Q21 results

VEON

RUSSIA

The key focus of the Beeline team remains on improving the business' operating performance and enhancing the overall customer experience, including 4G and digital services. In 1Q21, Beeline Russia made good progress on its turnaround with both revenue growth year-on-year and customer numbers showing growth quarter-on-quarter. We anticipate further improvements in operational KPIs including network performance metrics and subscriber quarter-on-quarter trends in the course of 2021, as Beeline Russia continues with its network investment across all regions.

RUB million	1Q21	1Q20	YoY
Total revenue, incl.	68,403	67,457	1.4%
- B2C segment	49,904	50,959	(2.1%)
- B2B segment	15,343	13,837	10.9%
- other segments	3,156	2,662	18.6%
EBITDA	26,830	28,180	(4.8%)
EBITDA margin	39.2%	41.8%	(2.5p.p.)
Operational Capex	14,790	10,943	35.2%
Capex intensity	28.3%	20.4%	7.8p.p.
Mobile			
Total revenue	58,350	58,182	0.3%
Service revenue	51,301	52,518	(2.3%)
Data revenue	16,729	16,298	2.6%
Subscribers (mln)	50.0	53.5	(6.4%)
Data users (mln)	33.5	34.4	(2.6%)
4G smartphone users (mln)	28.8	28.2	2.3%
4G users (mln)	23.1	20.7	11.8%
ARPU (RUB)	340	323	5.3%
MOU (min)	311	284	9.4%
Data Usage (GB/user)	12.3	7.5	62.7%
4G coverage	89%	86%	3.0p.p.
Fixed-line			
Total revenue	10,052	9,275	8.4%
Service revenue	9,741	9,112	6.9%
Broadband revenue	2,923	2,826	3.5%
Broadband subscribers (mln)	2.9	2.7	7.1%
Broadband ARPU (RUB)	342	356	(3.9%)

Total revenue demonstrated a turnaround recording growth of 1.4% YoY in 1Q21, supported by continued growth in the fixed-line and B2B segments, as well as an improvement in handsets sales. Mobile service revenue declined by 2% YoY in 1Q21, an improvement compared to 4% YoY decline reported in 4Q20. This performance in mobile service revenue is largely explained by a 27% YoY decline in roaming revenue due to travel restrictions, a smaller incoming migrant workforce and a decline in content revenue of 28% YoY. The latter reflects Beeline's measures to eliminate unrequested services from content providers to its customers, which has proven to have a positive impact on Net Promoter Score and quarterly churn, which declined by 2.7p.p. YoY in 1Q21.

Fixed-service revenue continued to grow, increasing by 8% YoY in 1Q21, as customers continued to draw on fixed-line data at home. Broadband subscribers increased by 7% YoY in 1Q21.

Business customers remained a strong focus, **with B2B revenue** increasing by 11% YoY in 1Q21. Beeline continued to enhance its offering in the quarter with new digital services addressing growing customer's interest in integrated solutions. In addition, Big Data revenue (a group of services that analyze computationally large data sets to reveal patterns and trends) grew by 156% YoY, mainly driven by the expansion of geo-analytical services and scoring solutions. Revenue from advertising technology services increased by 128% YoY. Demand for IT solutions for business digitalization grew 4 times YoY.

Beeline's total mobile customer base declined by 6% YoY in 1Q21, impacted by high customer churn in 2Q20 due to relative network performance as well as lower sales during the strict lockdown periods. Encouragingly, Beeline managed to stabilize customer numbers in the second half of 2020 with improved quarterly trends, reporting QoQ growth in 1Q21 of 0.3% in line with QoQ growth in 4Q20 of 0.3%, supported by several initiatives. These included an accelerated network rollout, customer-centric offers and the elimination of unrequested services from content providers. Beeline Russia is successfully growing its 4G user base, which expanded by 11.8% YoY in 1Q21, as a result of improved high-speed data services.

Beeline TV monthly active users increased to 2.9 million in 1Q21 (28% YoY). In October 2020, Beeline launched a new content offering, as well as targeted customer propositions supported by an advanced customer recommendation engine.

Beeline continues to focus its distribution through online channels with a focus on self-registration products. The monthly active users of the self-care application **MyBeeline** increased by 12% YoY, which reflects Beeline's efforts to digitalize contacts with customers and partners.

EBITDA decreased by 5% YoY, primarily driven by higher network support costs as a result of considerable investment and by higher interconnect expenses.

Capex excluding licenses and leases (operational capex) increased by 35.2% YoY in 1Q21.Capex intensity was 28.3%, reflecting continued high levels of network investment throughout 1Q21. Beeline increased its number of 4G base stations by 25% YoY, focusing across all regions, to ensure high quality infrastructure that is ready to integrate new technologies.

11

Earnings Release
1Q21 results

VEON

UKRAINE

Kyivstar, Ukraine's market-leading telecoms operator, continued to record double-digit growth in both revenue and EBITDA in 1Q21, driven by a continued focus on 4G connectivity and digitalizing solutions for its customers. We expect Kyivstar to continue to deliver double-digit revenue growth in the remainder of 2021.

UAH million	1Q21	1Q20	YoY
Total revenue, incl.	6,842	5,950	15.0%
- B2C segment	5,965	5,153	15.8%
- B2B segment	812	763	6.4%
- Other segments	60	35	71.4%
EBITDA	4,658	4,040	15.3%
EBITDA margin	68.1%	67.9%	0.2p.p.
Operational Capex	1,077	964	11.7%
Capex intensity	19.1%	17.8%	1.2p.p.
Mobile			
Total operating revenue	6,357	5,530	14.9%
Service revenue	6,357	5,530	14.9%
Data revenue	3,837	3,004	27.7%
Customers (mln)	25.7	26.0	(1.0%)
Data customers (mln)	17.2	17.0	1.5%
4G smartphone users (mln)	15.5	13.3	16.8%
4G users (mln)	9.7	7.8	24.3%
ARPU (UAH)	82	70	16.1%
MOU (min)	633	603	5.1%
Data usage (GB/user)	6.3	4.9	27.5%
4G coverage	87%	77%	10.3p.p.
Fixed-line			
Total operating revenue	451	384	17.2%
Service revenue	451	384	17.2%
Broadband revenue	291	248	17.2%
Broadband customers (mln)	1.15	1.03	11.5%
Broadband ARPU (UAH)	85	81	5.4%

Total revenue for Kyivstar showed consistent double-digit growth for the third quarter in a row, a full recovery after lockdown measures were implemented in the spring of 2020. In 1Q21, revenue was up 15% YoY, mainly due to ARPU expansion on the back of strong 4G adoption. Mobile service revenue increased by 15% YoY, supported by marketing activities and strong growth in data consumption, with mobile data revenue growth of 28% YoY. In 1Q21, fixed-line service revenue increased by 17% YoY as customers continued to draw on fixed-line data at home, while Kyivstar focused on FTTB rollout to address this growing demand.

B2B revenues increased by 6% YoY in 1Q21, reflecting Kyivstar's promotion of new digital solutions for its business customers and rapid growth in Big Data. Kyivstar is offering Microsoft Azure Stack, one of the most popular cloud services for business, that allows the transfer of complex computing to remote facilities. For medium, small and start-up companies, Kyivstar provides Open Application Programming Interfaces (Open API), a unique platform in the market, developed fully in-house. By offering Open API, Kyivstar can provide developers with data, analytics, scoring capabilities and services in a user-friendly environment.

Kyivstar's total mobile customer base showed a YoY decline largely due to the decline of second SIM cards in the market and lower gross additions during lockdown when the strict measures in 2Q20 resulted in the partial closure of Kyivstar stores and lower customer mobility. Kyivstar recorded strong growth in the 4G segment with users up by 1.9 million (+24%) YoY, with penetration of 38% of the total base. The growth in 4G users and the associated increase in data usage contributed to an ARPU increase of 16% YoY.

Digital adoption and usage have accelerated in the last twelve months. In 1Q21, the number of MyKyivstar self-care users was at 2.7 million, up 76% YoY, while the Kyivstar TV service users increased to 414,342.

EBITDA increased by 15% YoY, resulting in an EBITDA margin of 68%. This strong growth in EBITDA was supported by solid revenue performance in the quarter.

Capex excluding licenses and leases (operational capex) increased by 11.7% YoY and capex intensity was 19.1% for 1Q21. Kyivstar's strategic focus included further 4G roll-out during the quarter, driving 4G population coverage of 87%. In 1Q21, Kyivstar and Vodafone continued their 4G mobile network sharing arrangement in rural areas and on highways. Moreover, Kyivstar played a key role in accelerating the development of the 4G nation-wide infrastructure by voluntarily returning to the state its 900 MHz bands, so that the regulator could provide opportunities to invest in new technologies to other operators who face frequency shortages.

12

Earnings Release
1Q21 results

VEON

PAKISTAN

Jazz strengthened its leading position in the market in 1Q21 and is back to double-digit growth in revenue, maintaining its strategic focus on 4G penetration and expanding digital services to drive future growth in what is one of our most exciting growth markets.

PKR million	1Q21	1Q20	YoY
Total revenue, incl.	55,050	49,282	11.7%
- B2C segment	47,911	43,016	11.4%
- B2B segment	5,514	4,680	17.8%
EBITDA	24,731	22,881	8.1%
EBITDA margin	44.9%	46.4%	(1.5p.p.)
Operational Capex	14,632	10,733	36.3%
Capex intensity	21.5%	18.1%	3.4p.p.
Mobile			
Total revenue	55,050	49,282	11.7%
Service revenue	50,424	45,717	10.3%
Data revenue	20,455	15,930	28.4%
Customers (mln)	69.2	62.0	11.7%
Data customers (mln)	47.3	40.4	17.1%
4G Smartphone users (mln)	26.5	18.0	47.4%
4G users (mln)	28.7	17.7	62.3%
ARPU (PKR)	246	247	(0.5%)
MOU (min)	464	500	(7.2%)
Data usage (GB/user)	4.5	3.0	49.9%
4G coverage	61%	54%	13.0%

Total revenue grew by 12% YoY, underpinned by another strong quarter for mobile data revenue, which grew by 28% YoY. Expansion in Jazz's 4G user base led this growth, increasing during the quarter by 3.7 million new users, an acceleration in growth compared to previous quarters (+2.9 million in 4Q20). Jazz's 4G penetration increased from 29% to 42% YoY, driven by 62% YoY increase in 4G users.

Additional users contributed to an almost 12% expansion in Jazz's **total customer base** YoY to 69 million. ARPU declined by only 0.5% YoY in 1Q21, mainly due to the overall softness in revenues due to the impact of COVID-19. Jazz continues its commercial strategy of focusing on higher quality sales to further improve the customer mix of its subscriber base, leveraging network quality and higher bundle penetration to help achieve this.

Our leading digital financial services business in Pakistan, JazzCash, experienced another strong quarter for total revenue, which grew 27% YoY. JazzCash's user base saw double-digit growth, finishing the quarter with 13.9 million monthly active users (up 79% YoY) and 30.8 million registered wallets (+67% YoY).

Jazz's self-care app, Jazz World, continued to enjoy strong levels of customer adoption. Its monthly active user base grew by 66% YoY, reaching 8.5 million in 1Q21, cementing its position as the largest telecom app in Pakistan. Our content services also enjoyed further growth, with the monthly active user base rising to 2.2 million, representing YoY growth of 37% in 1Q21.

EBITDA increased by 8.1% YoY as a result of revenue growth, partially offset by additional investments in JazzCash. Excluding these, EBITDA in the core Jazz business increased by 12.8% YoY.

Capex excluding licenses and leases (operational capex) was PKR 14.6 billion in 1Q21, resulting in capex intensity of 21.5% versus 18.1% in 1Q20. Within this, 4G network investment continued to be the principal focus, the population coverage of which reached 61% during the quarter, compared to 54% in 1Q20.

The ex-Warid license renewal was due in May 2019. Pursuant to the directions from Islamabad High Court, the Pakistan Telecommunication Authority ("PTA") issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA's order to the Islamabad High Court. On 21 August 2019, the Islamabad High Court suspended PTA's order pending the outcome of the appeal and subject to Jazz making payment. In September 2019 and May 2020, Jazz deposited approximately USD 225 million and USD 57.5 million, respectively, in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position. Final argument was heard by the Islamabad High Court on 1 March 2021. Judgement was reserved and the Court's decision is pending.

In 2020, Pakistan revenue and EBITDA were impacted by changes in tax and service charges related to the Supreme Court's "suo moto order" in April 2019 and our subsequent discussions with the PTA. Following a hearing on 25 June 2020, the PTA issued a decision dated 8 October 2020 directing Jazz to refund within 30 days the full amount of service charges levied and collected from 24 April to 12 July 2019. Jazz appealed the PTA's decision to the Islamabad High Court and on 6 November 2020 the High Court restrained recovery of the impugned amounts. The next hearing date before High Court is yet to be fixed.

For further background, on the "suo moto order" and the subsequent discussions with the PTA, please see our 3Q20 earnings release dated 29 October 2020.

13

Earnings Release
1Q21 results

KAZAKHSTAN

Beeline Kazakhstan remained the fastest-growing business in VEON's portfolio in 1Q21, recording a revenue increase of approximately 17% YoY. This growth was underpinned by strong demand for 4G data services. Beeline continued to focus on customer base value management in order to minimize rotational churn and drive customer acquisitions amongst high-value users. Complementing this was an ongoing focus on the delivery of a growing range of digital services.

KZT million	1Q21	1Q20	YoY
Total revenue, incl.	53,702	45,954	16.9%
- B2C segment	44,158	38,716	14.1%
- B2B segment	4,646	3,651	27.3%
EBITDA	27,678	24,628	12.4%
EBITDA margin	51.5%	53.6%	(2.1p.p.)
Operational Capex	8,652	9,914	(12.7%)
Capex intensity	23.5%	24.4%	(0.9p.p.)
Mobile			
Total revenue	44,490	38,812	14.6%
Service revenue	42,976	38,213	12.5%
Data revenue	24,157	18,636	29.6%
Customers (mln)	9.5	9.6	(1.1%)
Data customers (mln)	7.2	6.7	7.8%
4G Smartphone users (mln)	6.9	6.0	15.0%
4G users (mln)	5.3	4.2	26.8%
ARPU (KZT)	1,501	1,283	17.0%
MOU (min)	311	298	4.6%
Data usage (GB/user)	12.2	7.7	58.8%
4G coverage	76.8%	69.3%	10.8%
Fixed-line			
Total revenue	9,212	7,143	29.0%
Service revenue	9,191	7,116	29.2%
Broadband revenue	4,173	3,329	25.4%
Broadband customers (mln)	0.51	0.44	15.0%
Broadband ARPU (KZT)	2,965	2,589	14.5%

Total revenues grew by 17% YoY, underpinned by both mobile service revenue growth of 13% and fixed-line service revenue of 29%. Data revenue grew by 30% YoY, which continued to drive the increase in total revenues as Beeline accelerated the growth of its 4G user base (+27% YoY), which reached 56% of its total customer base in 1Q21. This, in turn, was facilitated through a further expansion of Beeline's 4G network which now reaches 77% of the nation's population. In 1Q21, Beeline Kazakhstan successfully executed on its device strategy supported by Big Data analytics, which Beeline expects to drive further digital inclusion in the market.

Demand for Beeline's **digital services** remained strong throughout 1Q21. Beeline TV saw its monthly active user base (MAU) increase by 73% YoY due to growth in sales in fixed business and integration of TV offers into mobile bundles. Beeline's MyBeeline self-care app doubled MAUs YoY, reaching 2.2 million. Beeline's dedicated digital operator and mobile OTT services provider 'Izi' also saw further growth in its customer base, which had risen to approximately 54,000 monthly active users by the end of 1Q21.

Despite the strong growth in Beeline's 4G customers, **total customers** fell by 1% YoY in 1Q21, a much smaller decline when compared to previous quarters (-7% in 4Q20). This was a trend in 2020 that reflected the impact of IMEI registration on the industry's user base following its formal introduction in November 2019. In the meantime, IMEI has had a positive impact on customer churn, which fell from 65% in 1Q20 to 31% in 1Q21, which was also positively impacted by Beeline's broader commercial initiatives to reinforce its customer proposition and leading market position. As a result, in the longer-term, the IMEI registration requirement has been beneficial for Beeline as it has improved the quality of the company's customer base by removing multi-SIM users and zero-ARPU customers.

Fixed-line service revenues demonstrated strong growth of 29% YoY, as Beeline's fixed broadband customer base increased by 15% YoY. The rising popularity of our convergent products contributed to this success, the customer base of which grew to 102,000 (+54% YoY) with approximately 21% of our fixed-line customers now using convergent products.

EBITDA rose by 12.4% YoY, as a result of strong revenue performance and tight cost control measures.

Capex excluding licenses and leases (operational capex) was KZT 8.7 billion and capex intensity was 23.4%. In 1Q21, investments continued to be focused on expanding Beeline's 4G network in order to satisfy the continued rise in high-speed data demand that characterizes this growth market. In addition, Beeline has in place network sharing with other operators in support of the government's rural broadband initiative which aims to bridge the digital divide across the country's rural areas.

14

Earnings Release
1Q21 results

ALGERIA

DZD million	1Q21	1Q20	YoY
Total Revenue	21,174	22,315	(5.1%)
Total Revenue B2B	1,294	1,557	(16.9%)
Total Revenue B2C	19,853	20,682	(4.0%)
EBITDA	9,039	9,734	(7.1%)
EBITDA margin	42.7%	43.6%	(0.9p.p.)
Operational Capex	4,357	1,775	145.5%
Operational Capex intensity	17.1%	13.4%	3.6p.p.
Mobile			
Total revenue	21,174	22,315	(5.1%)
Service revenue	21,102	22,192	(4.9%)
Data revenue	8,565	8,236	4.0%
Customers (mln)	14.1	14.2	(0.5%)
Data customers (mln)	9.2	8.9	3.9%
4G Smartphone users (mln)	7.0	6.0	16.3%
4G users (mln)	6.0	5.1	18.3%
ARPU (DZD)	497	512	(2.9%)
MOU (min)	468	448	4.5%
Data usage (GB/user)	5.4	4.6	17.9%
4G coverage	61.0%	41.3%	19.7p.p.

In Algeria, the COVID-19 pandemic has seen a resurgence in 1Q21 with new curfew measures that were implemented at the end of 2020. This resulted in lower customer mobility which further impacted the market, while competition remained strong. Djezzy maintained its segmented approach to stay competitive in a challenging environment, notably repositioning itself towards the Algerian youth with a dedicated digital-centric platform. The 5.1% YoY 1Q21 decline in revenue was driven by aggressive price competition and the overall economic slowdown as a result of the COVID-19 pandemic.

BANGLADESH

BDT million	1Q21	1Q20	YoY
Total Revenue	11,440	11,629	(1.6%)
Total Revenue B2B	890	955	(6.8%)
Total Revenue B2C	10,540	10,659	(1.1%)
EBITDA	4,698	5,006	(6.2%)
EBITDA margin	41.1%	43.0%	(2.0p.p.)
Operational Capex	2,231	3,699	(39.7%)
Operational Capex intensity	20.3%	20.3%	(0.0p.p.)
Mobile			
Total revenue	11,440	11,629	(1.6%)
Service revenue	11,218	11,413	(1.7%)
Data revenue	2,992	2,658	12.6%
Customers (mln)	34.3	33.6	2.0%
Data customers (mln)	20.6	19.6	5.2%
4G Smartphone users (mln)	10.0	7.0	43.3%
4G users (mln)	9.0	5.4	67.2%
ARPU (BDT)	111	113	(2.0%)
MOU (min)	223	228	(2.5%)
Data usage (GB/user)	2.8	1.9	44.9%
4G coverage	67.3%	51.7%	15.6p.p.

Banglalink achieved promising growth in its customers base despite the pandemic, with its customer base growing by 2% YoY in 1Q21. The number of 4G data users reached 9.0 million following 67% YoY growth during the quarter as Banglalink continued to enhance its 4G network. Banglalink's total revenue declined in 1Q21 by 1.6% YoY, mostly due to impact of pandemic which was in its early stage in Bangladesh during the first quarter of 2020. Nevertheless, during the quarter Banglalink's data revenue increased by 12.6% YoY while data customers rose 5.2% YoY. Banglalink continued to promote the use of digital channels to facilitate top-ups, account management and the adoption of additional services. As a result, the user base of Banglalink's self-care app increased by 8% during 1Q21 compared to 4Q20. Banglalink's video streaming app "Toffee" gained 1.0 million additional active users during 1Q21, resulting in Toffee's monthly active users base reaching 3.3 million. EBITDA decreased by 6.2% YoY mainly due to the drop in revenue.

Banglalink acquired additional 4.4MHz spectrum in 1800MHz band and 5MHz spectrum in 2100MHz band through an auction initiated by the Bangladesh Telecommunication Regulatory Commission on 08 March 2021. The increased spectrum holding is expected to enable Banglalink to enhance its efforts for nationwide 4G expansion.

The Bangladesh government imposed countywide lockdown on 05 April 2021 as the pandemic surged. The lockdown restricts movement of public transport, operations of shopping centers and some other activities.

UZBEKISTAN

UZS mln	1Q20	1Q20	YoY
Total Revenue	473,616	521,512	(9.2%)
Total Revenue B2B	39,996	42,620	(6.2%)
Total Revenue B2C	428,713	477,921	(10.3%)
EBITDA	234,573	241,988	(3.1%)
EBITDA margin	49.5%	46.4%	3.1p.p.
Operational Capex	128,067	48,912	161.8%
Operational Capex intensity	31.4%	12.1%	19.3p.p.
Mobile			
Total revenue	470,381	517,519	(9.1%)
Service revenue	470,323	514,984	(8.7%)
Data revenue	301,470	298,093	1.1%
Customers (mln)	6.8	7.7	(12.6%)
Data customers (mln)	5.0	5.0	(0.3%)
4G Smartphone users (mln)	3.8	3.9	(4.1%)
4G users (mln)	3.4	2.8	19.5%
ARPU (UZS)	22,850	21,573	5.9%
MOU (min)	681	598	13.9%
Data usage (GB/user)	4.6	2.8	62.0%
4G coverage	60.0%	26.0%	34.0p.p.

In Uzbekistan, pricing pressure persisted, and the COVID-19 restrictions, which the market faced during a large part of 2020, continue to have an impact on the business and the year-on-year comparison. As a result, our customer base and revenue declined by 12.6% YoY and by 9.2% YoY in 1Q21 respectively. These nevertheless reflect an improvement in the YoY revenue trend we reported in 4Q20 and we saw customers base numbers stabilize in 1Q21 compared to 4Q20. EBITDA declined YoY due to the decrease in revenue.

Further improvement to our high-speed data networks continues to be the priority for Beeline Uzbekistan, as increasing mobile data penetration is the key long-term growth driver for the Uzbekistan market.

15 Earnings Release 1Q21 results CONFERENCE CALL INFORMATION On 29 April 2021, VEON will host a conference call by senior management at 14:00 CEST (13:00 BST), which will be made available through the following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com. Webcast player Participants will be able to listen to the audio and see the slides using this webcast link: https://edge.media-server.com/mmc/p/abqrnrr9 Participants will be able to listen to the audio and see the slides using the webcast link. Therefore, we would strongly recommend all participants to prioritize the use of the webcast link and only dial into the conference call if they wish to participate in the Q&A session. Conference call details To join the conference call, please use the appropriate participant dial-in number listed below. Enter the event plus passcode stated below and leave any information requested after the tone. You will be joined automatically to the conference. Netherlands dial-in number: +31 (0) 207 157 566 Confirmation ID: 1442416 UK and International dial-in number: +44 (0) 203 009 5709 Confirmation ID: 1442416 United States dial-in number: +1 646 787 1226 Confirmation ID: 1442416 The conference call replay and the slide presentation webcast will be available for 12 months after the end of the event at the same link as the live webcast. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com

16 Earnings Release 1Q21 results DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2021, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow after licenses (excluding capitalized leases), local currency growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

17 Earnings Release 1Q21 results CONTENT OF THE ATTACHMENTS Attachment A Definitions 18 Attachment B Customers 20 Attachment C Reconciliation tables 20 Attachment D Average rates of functional currencies to USD 22 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2021.xls on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/.

18 Earnings Release 1Q21 results ATTACHMENT A: DEFINITIONS ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalized leases. Capex intensity is a ratio, which is calculated as LTM operational capex divided by LTM revenue. EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non- current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Equity free cash flow - is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. A fixed-mobile convergence customer (FMC customer) is a customer on a one-month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least one mobile SIM. Mobile financial services (MFS) of Digital financial services (DFS) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company

19 Earnings Release 1Q21 results believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net debt excluding lease obligations is a net debt less capitalized lease. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas.

20

Earnings Release
1Q21 results

VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
million	1Q21	4Q20	1Q20	QoQ	YoY	1Q21	4Q20	1Q20	QoQ	YoY
Russia	50.0	49.9	53.5	0.3%	(6.4%)	2.9	2.8	2.7	0.5%	7.1%
Pakistan	69.2	66.4	62.0	4.2%	11.7%					
Ukraine	25.7	25.9	26.0	(0.5%)	(1.0%)	1.2	1.1	1.0	2.7%	11.5%
Algeria	14.1	14.1	14.2	(0.2%)	(0.5%)					
Bangladesh	34.3	33.2	33.6	3.2%	2.0%					
Kazakhstan	9.5	9.5	9.6	(0.3%)	(1.1%)	0.5	0.5	0.4	3.8%	15.0%
Uzbekistan	6.8	6.8	7.7	(0.6%)	(12.6%)			0.0		
Other	3.1	3.3	4.3	(20.9%)	(28.7%)	0.0	0.0	0.1	-	(100.0%)
Total	212.7	209.1	210.9	1.7%	0.9%	4.5	4.4	4.3	1.4%	5.9%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	1Q21	1Q20
Unaudited		
EBITDA	875	920
Depreciation	(416)	(416)
Amortization	(72)	(92)
Impairment loss	(6)	(0)
Loss on disposals of non-current assets	(4)	(6)
Operating profit	378	407
Financial Income and Expenses	(164)	(198)
- including finance income	2	9
- including finance costs	(166)	(207)
Net foreign exchange (loss)/gain and others	15	(13)
- including other non-operating (losses)/gains	5	15
- including net foreign exchange gain	10	(28)
Profit before tax	229	195
Income tax expense	(92)	(76)
Profit/(Loss) for the period	138	120
of which profit/(loss) attributable to non-controlling interest	8	12
of which profit/(loss) attributable to VEON shareholders	129	108

RECONCILIATION OF CAPEX

USD mln unaudited	1Q21	1Q20
Operational Capex	425	368
Additions of licenses	34	35
Difference in timing between accrual and payment for capital expenditures	114	46
Cash paid for purchase of property, plant and equipment and intangible assets	572	449

21

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1Q21 results

VEON

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	1Q21 compared to 1Q20					
	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	1.4%	(11.2%)	(9.8%)	(4.8%)	(10.8%)	(15.6%)
Pakistan	11.7%	(1.9%)	9.8%	8.1%	(1.8%)	6.2%
Ukraine	15.0%	(12.0%)	3.0%	15.3%	(11.9%)	3.4%
Algeria	(5.1%)	(8.9%)	(14.0%)	(7.1%)	(8.7%)	(15.9%)
Bangladesh	(1.6%)	0.2%	(1.4%)	(6.2%)	0.2%	(5.9%)
Kazakhstan	16.9%	(8.2%)	8.7%	12.4%	(7.8%)	4.6%
Uzbekistan	(9.2%)	(8.4%)	(17.6%)	(3.1%)	(9.0%)	(12.1%)
Total	4.3%	(9.4%)	(5.1%)	4.4%	(9.3%)	(4.9%)

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 March 2021	31 December 2020	30 September 2020
Net debt	8,325	7,987	7,557
Cash and cash equivalents	1,193	1,594	1,081
Long - term and short-term deposits	1	1	1
Gross debt	9,519	9,582	8,639
Interest accrued related to financial liabilities	108	92	105
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(17)	(5)	(7)
Derivatives not designated as hedges	0	273	331
Derivatives designated as hedges	33	53	45
Other financial liabilities	44	60	57
Total financial liabilities	9,687	10,056	9,170

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	1Q21	1Q20	YoY
EBITDA	875	920	(4.9%)
Movements in Working Capital	(78)	(43)	84.2%
Movements in provisions	7	(30)	n.m.
Interest paid, incl.	(132)	(158)	(16.1%)
Interest paid	(96)	(121)	(20.8%)
Lease Liabilities - Interest Component	(37)	(37)	(0.6%)
Interest received	2	9	(75.7%)
Net Tax Paid	(74)	(72)	2.4%
Cash Flow from Operating Activities	597	626	(4.7%)
Purchase of property, plant and equipment and intangible assets, incl.	(572)	(449)	27.5%
Operational Capex	(425)	(368)	15.4%
Licenses payments	(64)	(50)	27.9%
Working capital part related to Capex excl licenses	(84)	(31)	171.8%
Inflows/(outflows) from deposits	2	(20)	n.m.
Receipts from / (investment in) financial assets	(12)	(29)	(57.1%)
Other proceeds from investing activities, net	2	3	(17.6%)
Cash Flow from Investing Activities	(580)	(495)	17.3%
Lease Payments - Principal amount	(73)	(77)	(5.0%)
Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items	11	49	(78.3%)
Excl. balances movements in Pakistan banking	32	6	n.m.
Equity Free Cash Flow after licenses and lease payments	(14)	109	n.m.

22

Earnings Release
1Q21 results

VEON

EBITDA RECONCILIATION ON COUNTRY LEVEL

1Q 2021

	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
USD mln										
EBITDA	361	156	167	68	55	66	22	6	(26)	875
Less										
Depreciation	(237)	(48)	(28)	(39)	(33)	(18)	(7)	(5)	(1)	(416)
Amortization	(25)	(10)	(13)	(6)	(4)	(11)	(1)	(1)	(1)	(72)
Impairment loss	(1)		(0)	(4)	(0)	0		(0)	0	(6)
Loss on disposals of non-current assets	(5)	1	0	(0)	0	(0)	(1)	(0)	1	(4)
Gains/(losses) on sale of investments in subsidiaries									0	0
Operating profit	92	99	125	19	18	38	14	(0)	(26)	378

RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	1Q21	1Q20	YoY	1Q21	1Q20	YoY
Russian Ruble	74.34	66.38	(12.0%)	75.70	77.73	2.6%
Algerian Dinar	133.06	120.55	(10.4%)	133.95	124.71	(7.4%)
Pakistan Rupee	158.61	155.58	(1.9%)	152.86	166.25	8.1%
Bangladeshi Taka	84.73	84.91	0.2%	84.71	84.94	0.3%
Ukrainian Hryvnia	27.97	25.05	(11.6%)	27.89	28.06	0.6%
Kazakh Tenge	419.89	391.01	(7.4%)	424.34	448.01	5.3%
Uzbekistan Som	10,506.13	9,529.59	(10.2%)	10,474.98	9,554.22	(9.6%)
Armenian Dram	524.20	482.39	(8.7%)	531.17	504.47	(5.3%)
Kyrgyz Som	84.50	71.42	(18.3%)	84.78	80.81	(4.9%)
Georgian Lari	3.31	2.93	(13.2%)	3.41	3.28	(3.9%)